                   EXECUTIVE COMPENSATION AND RELATED MATTERS

     The following summary compensation table shows the compensation for the past three years earned by or awarded or paid to the persons who were the chief executive officer and the four other executive officers of the Company (the "Named Officers") whose compensation exceeded $100,000 during fiscal year 1997.

                                                                                            LONG-TERM
                                                              ANNUAL COMPENSATION          COMPENSATION
                                                       ---------------------------------   ------------
                                                       FISCAL                                 AWARDS
             NAME AND PRINCIPAL POSITION                YEAR     SALARY ($)    BONUS ($)    OPTIONS(#)
             ---------------------------               ------    ----------    ---------   ------------
James E. Mohrhauser..................................   1997      $228,800     $108,680            0
  Chairman and Chief Executive                          1996       220,000       16,500            0
  Officer                                               1995       200,000      100,000            0
Thomas J. Magulski...................................   1997      $182,000     $ 77,805            0
  President and Chief Operating                         1996       175,000       11,813            0
  Officer                                               1995       160,000       72,000       25,000
Robert M. Sukalich...................................   1997      $104,518     $ 39,717            0
  Vice President--Finance &                             1996        95,000        8,550            0
  Treasurer                                             1995        84,700       33,880       15,000
David J. McKendrey...................................   1997      $134,629     $ 57,083            0
  President--Fluid Power                                1996       128,000       58,539            0
                                                                   122,810       53,729       15,000
                                                        1995
Michael W. Garvey(1).................................   1997      $118,833     $ 15,000       10,000
  President--Engineered Materials

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(1) Mr. Garvey joined the Company on April 1, 1996 as Vice President of
    Operations for Mox-Med/Moxness.

OPTION GRANTS IN FISCAL YEAR 1997

     The following table sets forth certain information as to options to purchase Common Stock of the Company granted to the Named Officers under the Versa Technologies, Inc. 1992 Employee Incentive Stock Option Plan during the fiscal year ended March 31, 1997, and the potential realizable value of each option grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                              ---------------------------------------------------------      VALUE AT ASSUMED
                                NUMBER OF       % OF TOTAL                                ANNUAL RATES OF STOCK
                               SECURITIES        OPTIONS                                  PRICE APPRECIATION FOR
                               UNDERLYING       GRANTED TO     EXERCISE OR                    OPTION TERM(3)
                                 OPTIONS        EMPLOYEES      BASE PRICE    EXPIRATION   ----------------------
            NAME              GRANTED(#)(1)   IN FISCAL YEAR    ($/SH)(2)       DATE        5%($)       10%($)
            ----              -------------   --------------   -----------   ----------     -----       ------
James E. Mohrhauser.........       None
Thomas J. Magulski..........       None
Robert M. Sukalich..........       None
David J. McKendrey..........       None
Michael W. Garvey...........     10,000             16%           13.63       5/16/06       $85,800     $217,300

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(1) All options granted in fiscal 1997 become exercisable in 25% annual increments beginning one year from the date of grant, and expire in ten years from date of grant. Upon a change in control of the Company all granted options become exercisable.

(2) Options are granted at market value on the date of grant. Market value is the closing market price on the date of grant.

(3) Represents the potential realizable value net of the exercise price but before any income taxes associated with the exercise that would be realized assuming the options were held for the entire ten-year period and that the stock price increased at compound rates of 5% and 10% a base price of $13.63 per share. Actual gains, if any, on stock option exercises and Common Stock are dependent on the future performance of the Common Stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

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

OPTIONS EXERCISED IN FISCAL YEAR 1997

     The following table sets forth the number and value of exercised options and the number and value of unexercised options held by each of the Named Officers at March 31, 1997.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                               SHARES                              YEAR-END (#)              AT FISCAL YEAR END(1)
                             ACQUIRED OR        VALUE       ---------------------------   ---------------------------
          NAME              EXERCISED (#)    REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----              -------------    ------------   -----------   -------------   -----------   -------------
James E. Mohrhauser......                                     33,000              0         $37,125        $    0
Thomas J. Magulski.......                                     20,740         29,260         $     0        $    0
Robert M. Sukalich.......                                     17,500          7,500         $ 3,375        $    0
David J. McKendrey.......      11,694           43,593        23,750          7,500         $20,625        $    0
Michael W. Garvey........                                          0         10,000         $     0        $    0

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(1) Represents the difference between $13.625, the closing price of the
    Company's Common Stock on March 31, 1997, and the option exercise price.

EMPLOYMENT AGREEMENT

     The Company's subsidiary, Eder Industries, Inc., entered into an employment agreement with Mr. Richard H. Marks for a three year period ending November 30, 1999. Under the agreement, Mr. Marks will receive a base salary of $226,000 and be eligible to receive bonus compensation in accordance with the Company's bonus plan for executive officers.

PENSION BENEFITS

     The Named Officers are participants in the Versa Technologies, Inc. Salaried, Administrative and Clerical Employees' Pension Plan (the "Pension Plan"). Remuneration covered by the Pension Plan includes salaries, wages, overtime payments, bonuses and commissions. For the Named Officers, covered remuneration is as reported in the Summary Compensation Table. To be eligible to participate in the Pension Plan an individual must complete at least 1,000 hours of service during the fiscal year.

     The following table illustrates the annual single life annuity under the Pension Plan, before adjustment for Social Security benefits, upon retirement at age 65 at various average remuneration levels (the average of the five highest out of the last ten years) and years of service classifications:

                               PENSION PLAN TABLE

                                            YEARS OF SERVICE
        AVERAGE           -----------------------------------------------------
    REMUNERATION($)         10         15         20         25      30 OR MORE
    ---------------         --         --         --         --      ----------
$100,000................  $16,667   $ 25,000   $ 33,333   $ 41,667    $ 50,000
 125,000................   20,833     31,250     41,667     52,083      62,500
 150,000................   25,000     37,500     50,000     62,500      75,000
 175,000................   29,167     43,750     58,333     72,917      87,500
 200,000................   33,333     50,000     66,667     83,333     100,000
 250,000................   41,667     62,500     83,333    104,167     125,000
 300,000................   50,000     75,000    100,000    125,000     150,000*
 350,000................   58,333     87,500    116,667    145,833*    175,000*
 400,000................   66,667    100,000    133,333*   166,667*    200,000*
 450,000................   75,000    112,500    150,000*   187,500*    225,000*

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* These amounts are subject to reduction because of the annual pension limitations imposed by the Employee Retirement Income Security Act of 1974; the extent of any reduction, however, will vary in individual cases according to circumstances existing at the time pension payments begin.

     The benefit calculation formula provides a benefit of 1 2/3% of average remuneration, less 1 2/3% of primary Social Security benefits, times years of service (to a maximum of 30 years). Calculations for the table do not include the Social Security offset, since the amount of offset varies with the year a participant attains age 65.

     The Pension Plan allows for early retirement upon attainment of age 55. The amount of the participant's monthly retirement income will be his basic benefit reduced by an amount equal to .5% for each month that his payments commence prior to age 65.

     As of April 1, 1997, the full years of service credit were, Mr. Mohrhauser 28; Mr. Magulski, 3; Mr. Sukalich, 7; Mr. McKendrey, 33; and Mr. Garvey, 0. In accordance with the requirements of the Internal Revenue Code, Mr. Mohrhauser's benefits under the Pension Plan commenced on April 1, 1995. Mr. Mohrhauser received $71,243 during fiscal year 1997.

SUPPLEMENTAL PENSION AGREEMENT

     This agreement, entered into on July 15, 1976, provides that the Company will pay Mr. James E. Mohrhauser annually an amount equal to 2 2/3% of his average annual compensation (as defined in the Pension Plan), multiplied by his years of service, and reduced by the sum of (a) 1 2/3% times his primary Social Security benefit, multiplied by his years of service, and (b) the amount of retirement benefits received or receivable as a single life annuity from all other retirement plans maintained by the Company or any of its subsidiaries. Mr. Mohrhauser's benefits began April 1, 1994. During fiscal year 1997, Mr. Mohrhauser received the combined annual benefit provided by this agreement and the Pension Plan in the amount of $148,330.

PERSONNEL, COMPENSATION AND STOCK OPTION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Personnel, Compensation and Stock Option Committee (the "Committee") of the Board of Directors establishes compensation objectives and policies for all employees and determines compensation for the Company's executive officers, including the Named Officers. The Committee is comprised entirely of independent outside directors.

     The Committee's objectives are to provide rewards which are linked to Company and individual performance, and ensure that compensation and benefits are at competitive levels enabling the Company to attract and retain quality employees.

     The Committee annually approves the base salaries of all executive officers. For all executive officers other than the Chief Executive Officer, the Committee closely reviews with management its recommendations prior to approval of such salaries. Factors considered by management in its recommendations and by the Committee in its approval process are the individual performance of each executive officer and his or her contribution to the overall performance of the Company or operating division. Company and division performance is measured against the operating plans, as approved by the Company's Board of Directors. Achievement of the operating objectives stated in the plans does not result in a predetermined level of compensation. Compensation practices for comparable positions outside the Company, as well as each executive officer's responsibilities and experience are also considered. The practice of establishing base salaries is subjective.

     The Committee approved a 4% increase in Mr. Mohrhauser's annual base salary to $228,800 for fiscal 1997. The Committee felt the increase was in order as Mr. Mohrhauser continues to provide strong leadership in the development of the new management team and the refocus of the company.

     Presidents of the Company's operating units participate in bonus plans. Payments are made in cash pursuant to a plan approved annually by the Committee. The plan provides for bonuses up to 40% of base salary for operating unit presidents. Under the formula, up to 50% of bonus is paid for attaining the business' budgeted operating income goal, up to 30% of bonus is paid for attaining the division's budgeted sales goal, and up to 20% of bonus is paid for attaining measurable objectives established for each participant in the plan. An over-achievement component is included if a business exceeds 100% of its operating income objective.

                                        9